Exhibit 21.1
SUBSIDIARIES OF REGISTRANT

Jursidiction
BCI Communications, Inc.	Delaware
eVentures Holdings, LLC	Delaware
eVentures Latin America, Inc.	Delaware
AxisTel Communications, Inc.	Delaware
Novo Networks Global Services, Inc.	Delaware
Novo Networks International Services, Inc.	Delaware
Novo Networks Metro Services, Inc.	Delaware
Novo Networks Operating Corp.	Delaware
e.Volve Technology Group, Inc.	Nevada
Internet Global Services, Inc.	Texas
Internet Streaming Video, Inc.	Texas